UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

New You, Inc.
(Name of Issuer)

Common Stock, par value $0.00001
(Title of Class of Securities)

650149107
(CUSIP Number)

February 5, 2020
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

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CUSIP No. 650149107

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jared Berry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 10,641,107(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 10,641,107 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,641,107 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 32.26% (Based on 32,985,200 shares outstanding as of February 11, 2019)
12	TYPE OF REPORTING PERSON* IN

(1)	Consists of: (i) 6,278,210 shares of common stock held by the reporting person; and (ii) 4,362,897 shares of common stock held by Carlsbad Naturals, Inc. Jared Berry is the President of Carlsbad Naturals, Inc. and in such capacity has voting and dispositive power over the securities held by such entity.
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CUSIP No. 650149107

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carlsbad Naturals, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION _______

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,362,897(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 4,362,897(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,362,897(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.23% (Based on 32,985,200 shares outstanding as of February 11, 2019)
12	TYPE OF REPORTING PERSON* CO

(1)	Jared Berry is the President of Carlsbad Naturals, Inc. and in such capacity has voting and dispositive power over the securities held by such entity.

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Item 1(a).	Name of Issuer:

New You, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

3246 Grey Hawk Court

Carlsbad, CA 92010

Item 2(a).	Name of Person Filing.

The statement is filed on behalf of Jared Berry and Carlsbad Naturals, Inc. (together, the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if None, Residence.

701 Palomar Airport Rd., Ste. 300

Carlsbad, CA 92010

Item 2(c).	Citizenship.

United States

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.00001.

Item 2(e).	CUSIP Number.

650149107

Item 3.	Type of Person

IN

Item 4.	Ownership.

(a) Amount beneficially owned: 10,641,107(1)

(b) Percent of class: 32.26% (Based on 32,985,200 shares outstanding as of February 11, 2019).

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 10,641,107(1)
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 10,641,107(1)

(1)       Consists of: (i) 6,278,210 shares of common stock held by the reporting person; and (ii) 4,362,897 shares of common stock held by Carlsbad Naturals, Inc. Jared Berry is the President of Carlsbad Naturals, Inc. and in such capacity has voting and dispositive power over the securities held by such entity.

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Item 5.	Ownership of Five Percent or Less of a Class.

[ ] Yes

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2020	/s/ Jared Berry
Jared Berry

Dated: February 20, 2020	Carlsbad Naturals, Inc. By: /s/ Jared Berry
Jared Berry, President

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